1275 Pennsylvania Ave., NW Washington, DC 20004-2415 tel 202.383.0100 fax 202.637.3593 www.sablaw.com
CYNTHIA M. KRUS
DIRECT LINE: 202.383.0218
Internet: Cynthia.krus@sablaw.com
April 3, 2007
VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Allied Capital Corporation — Registration Statement on Form N-2
Dear Sir/Madam:
     On behalf of Allied Capital Corporation (the “Company”), we transmitted for filing under the Securities Act of 1933 (the “Securities Act”) the Company’s registration statement on Form N-2 (the “Registration Statement”) and a filing fee in the amount of $42,366 on April 3, 2007 for the registration of $1,380,000,000 of debt securities of the Company. The Registration Statement relates to the shelf offering under Rule 415 of the Securities Act up to $1,500,000,000 of debt securities of the Company.
     The Company respectfully requests that the staff of the Securities and Exchange Commission afford the Registration Statement selective review in accordance with Securities Act Release No. 6510 (February 15, 1984). The disclosure contained in the Registration Statement is substantially similar to the disclosure contained in the Company’s registration statement on Form N-2 (File No. 333-133755), except for the updating of financial information and certain other data.
     Please let us know if you would like a courtesy copy of the Registration Statement. If you have any questions or comments regarding the Registration Statement, please do not hesitate to call me.
Sincerely,
/s/ Cynthia M. Krus
Cynthia M. Krus

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